Exhibit 4.7

Joinder

The undersigned, Cisco Systems International, B.V., with its notice address at c/o State Street Corporation, One Enterprise Drive, W3A, North Quincy, MA 02171 (Attn: Tim Fleming) (with a copy to Cisco Systems, Inc. at 170 West Tasman Drive, San Jose, CA 95134-1706 Attn: Connie Chen), hereby joins in the execution of that certain Amended and Restated Registration Rights Agreement dated as of January 14, 2011 (the “Agreement”). By executing this joinder, the undersigned hereby agrees that it is a “Preferred Shareholder” thereunder with the same force and effect as if originally named therein as a Preferred Shareholder. Each reference to a Preferred Shareholder in the Agreement shall be deemed to include the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this joinder as of February 16, 2011.

CISCO SYSTEMS INTERNATIONAL, B.V.

By:
Name:	Hans Albers
Title:	Managing Director

“Approved by Legal”